December 19, 2024

David Kirkley
Chief Financial Officer
Home Bancorp, Inc.
503 Kaliste Saloom Road
Lafayette, LA 70508

       Re: Home Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34190
Dear David Kirkley:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance